Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

    NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES 29% INCREASE IN ORE RESERVES

TORONTO, ONTARIO -- (Marketwired – March 12, 2015) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced results of the Company’s annual reserve update, which includes a 29% increase in total reserves to 773,300 ounces (5,483,000 tonnes at an average grade of 4.4 grams per tonne). The 29% increase in reserves from the previous year’s estimate of 598,800 ounces (4,039,000 tonnes at an average grade of 4.6 grams per tonne) beat the Company’s target of replacing reserves mined in 2014.

Reserves at Timmins West Mine grew 4% to 509,700 ounces (3,691,000 tonnes at an average grade of 4.3 grams per tonne) from the previous estimate of 492,200 ounces (3,332,000 tonnes at an average grade of 4.6 grams per tonne). Reserves at Bell Creek Mine more than doubled from the previous estimate, increasing to 263,600 ounces (1,792,000 tonnes at an average grade of 4.6 grams per tonne) from 106,600 ounces (706,900 tonnes at an average grade of 4.7 grams per tonne). The strong growth in reserves at Bell Creek Mine significantly extends the mine’s reserve life and also provides the Company with an opportunity to increase production going forward.

A total of 122,000 metres of drilling was completed in 2014 at Timmins West and Bell Creek largely focused on converting resources to reserves. Following the new reserve update, the Company continues to have a large resource base to support future additions to reserves, and also has numerous opportunities to grow resources through drilling for extensions at the existing operations and for new discoveries. In 2014, exploration drilling to the southwest of Timmins West Mine resulted in an important new discovery within 500 metres of Thunder Creek. The 144 Gap Zone is a large zone covering 350 metres along strike and 350 metres down dip, which remains open for expansion.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “The primary objective of drilling at both Timmins West Mine and Bell Creek Mine in 2014 was upgrading resource classifications and converting resources to reserves. We surpassed our goal of replacing reserves mined in the year by doubling total reserves at Bell Creek and adding to our reserves at Timmins West Mine. In 2015, our goals are to replace reserves mined during the year as well as increase our overall resource base to drive further reserve expansion. The 144 Gap discovery is the focus of our exploration program in 2015 with our target being to establish a first resource for the end of the year. Moving forward, our key priorities remain to consistently achieve safe and efficient operations, generate significant free cash flow, replace the reserves we mine and build resources in support of long-life production and long-term value creation.

“Looking at our performance, we are having a strong first quarter of 2015, with production, average grades and unit costs on track to beat expected levels. We have also continued to generate net free cash flow, with cash and bullion having increased more than $10 million so far this year, to approximately $72 million. We have also continued to reduce debt, with three payments remaining on our senior secured credit facility.”

Proven and Probable Mineral Reserves
As at December 31, 2014	Contained Metal
	Tonnes	Grade	Ounces
Timmins Deposit
Probable Reserve	1,517,000	4.4	214,300
Thunder Creek
Probable Reserve	2,174,000	4.2	295,400
Total Timmins West Mine
Total Probable Reserve	3,691,000	4.3	509,700

As at December 31, 2014	Tonnes	Grade	Ounces
Bell Creek Mine
Proven Reserve	172,000	4.5	24,900
Probable Reserve	1,620,000	4.6	238,700
Total	1,792,000	4.6	263,600

	Tonnes	Grade	Ounces
Total Proven and Probable Reserves	5,483,000	4.4	773,300

1)
The mineral reserve estimates are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 requirements.

2)	Mineral resources are reported inclusive of reserves.
3)	Mineral reserves are based on a long-term gold price of US$1,100 per ounce and an exchange rate of $0.90 $US/$CAD.
4)	Mineral reserves are supported by a mine plan that features variable stope thicknesses, depending on zone, and expected cost levels, depending on the mining methods utilized.
5)
Mineral reserves at the Timmins West Mine incorporate a minimum cut-off grade of 2.6 grams per tonne. The cut-off grade includes estimated mining, site general and administrative (“G&A”) and trucking costs of $74 per tonne, milling cost of $22 per tonne, 2.25%- 3.25% royalties for the Timmins Deposit and Thunder Creek Deposit, respectively, average mining recovery of 96.4%, external dilution of 10-13% and a metallurgical recovery rate of 97.0%.

6)
Mineral reserves at the Bell Creek Mine incorporate a minimum cut-off grade of 2.7 grams per tonne. The cut-off grade includes estimated mining and site G&A costs of $77 per tonne, milling costs of $22 per tonne, mining recovery of 95.0%, external dilution of 13% and a metallurgical recovery rate of 94.5%.

7)
The mineral reserves were prepared under the supervision of, and verified by, Natasha Vaz, P.Eng., Vice-President, Technical Services, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold.

8)	Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred, as a result totals may not add exactly due to rounding.

Mineral Resources

As at December 31, 2014	Contained Metal
	Tonnes	Grade	Ounces
Timmins Deposit
Indicated	1,843,000	5.0	298,400
Inferred	1,354,000	5.2	225,400
Thunder Creek
Indicated	2,696,000	4.6	396,200
Inferred	277,000	3.8	34,200
Total Timmins West Mine
Indicated	4,539,000	4.8	694,600
Inferred	1,631,000	5.0	259,700

As at December 31, 2014	Contained Metal
	Tonnes	Grade	Ounces
Total Bell Creek Mine
Measured	331,000	5.3	55,900
Indicated	4,573,000	4.3	630,800
Inferred	4,399,000	4.8	685,000

1)	The mineral resource estimates have been classified according to CIM Definitions and Guidelines.
2)	Mineral resources are reported inclusive of reserves.
3)
Mineral resources incorporate a minimum cut-off grade of 1.5 grams per tonne gold for Timmins West Mine and 2.2 grams per tonne for the Bell Creek Mine which includes dilution to maintain zone continuity.

4)	Cut-off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of $0.90 $US/$CAD.
5)
Cut-off grades assume mining, G&A and trucking costs of up to $74 per tonne and/or processing costs of $22 per tonne at Timmins West Mine, with assumed mining and G&A costs of up to $77 per tonne and/or processing costs of $22 per tonne at Bell Creek Mine. Assumed metallurgical recoveries for Timmins West Mine are 97.0% and 94.5% for Bell Creek Mine.

6)
Mineral resources have been estimated using the Inverse Distance Squared estimation method and gold grades which have been capped between 25 and 120 grams per tonne based on statistical analysis of data in each zone.

7)	Assumed minimum mining width is two metres.
8)
The mineral resources were prepared under the supervision of, and verified by, Eric Kallio, P.Geo., Senior Vice-President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold.

9)	Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred, as a result totals may not add exactly due to rounding.

More information regarding the general parameters used in development of the block model mineral resource estimates for the Bell Creek Mine for the 2014 year end will be provided in the Bell Creek Mine 43-101 technical report and the Company’s Annual Information Form, both of which will be filed on SEDAR at www.sedar.com on or before March 31, 2015.

The general parameters used in development of the block model mineral resource estimates for the Timmins West Mine are set out in a technical report entitled, “43‐101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine, Timmins, Ontario, Canada” dated March 31, 2014, filed on SEDAR, with additional information to be provided in the Company’s Annual Information Form, which will be filed on SEDAR on or before March 31, 2015.

The calculation of mineral resources and mineral reserves has taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints, none of which are considered to have the potential to affect materially the development of the Timmins West Mine or Bell Creek Mine. The mineral resource and mineral reserve estimates may be materially impacted by assumptions used for commodity prices, operating and capital costs, rock mechanics (geotechnical) constraints, constant underground access to all working areas, and metal recovery.

Qualified Person

Scientific and technical information contained in this press release related to reserves has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

Quality Control

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams per tonne gold, the sample is fire assayed with a gravimetric finish.  Select zones with visible gold are tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security sealed bags for preparation at ALS Canada Ltd., Activation Laboratories or the Bell Creek Mine Laboratory. Preparation for ALS Canada Ltd. is conducted at either Sudbury, ON, or Val d’Or, Quebec with the majority of the analysis being carried out  at the the ALS Minerals assay laboratory facility in Val d’Or, Quebec with occasional analysis at a facility in North Vancouver, B.C.  These ALS Minerals facilities are all registered ISO 9001-2008 (CERT-0051527).  The Val d’Or assay laboratory is SCC ISO/IEC 17025:2005 Accredited (#689) and the North Vancouver, BC assay laboratory is also SCC ISO/IEC 17025:2005 Accredited (#579). All preparation and analysis for Activation Laboratories is completed at their facilities in Timmins, ON, which is ISO 9001 certified, and follows their Ancaster, ON, lab’s corporate assaying procedures. All preparation and analysis is conducted at a facility on the Bell Creek Mine in Timmins, ON, The Bell Creek Mine Laboratory does not carry an ISO certification.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The mineral reserve and mineral resource estimates contained in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under the SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this press release that contain descriptions of the Registrant’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com